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09040951

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

MMISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 48629

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quattro M Securities, Inc.

OFFICIAL USE ONLY
133798549
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 White Birch Road
(No. and Street)

Pound Ridge (City) NY (State) 10576 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene L. Mauro 914-764-4365 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sidney W. Azriliant, CPA, PC
(Name – *if individual, state last, first, middle name*)

36 W 44th Street, Suite 100 (Address), New York (City), NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene L. Mauro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quattro M. Securities, Inc., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

ANDREW KIRWIN
Notary Public, State of New York
No. 02KI5009982
Qualified in Westchester County
Commission Expires March 22, 2011

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (O) Internal Control Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FROM :kathleen ash lange cpa pc FAX NO. : Dec. 16 2008 10:05AM P1

Quattro M Securities Inc.
2 White Birch Road
Pound Ridge, NY 10576

SEC Mail Processing Section
DEC 29 2008
Washington, DC

December 11, 2008

To All Members and Allied Members of
Quattro M Securities Inc.

Please be advised that our Corporation has filed the annual financial statements at September 30, 2008 and operational reports with FINRA and the SEC. We attest that such financial statements and operational reports have been or will be made available to all members or allied members of the organization.

Very truly yours,

By: Eugene M. Mauro

By: Kathleen Ash Lange, CPA

SCHEDULE 1.

QUATTRO M SECURITIES, INC.

Computation of Net Capital Pursuant to Rule 15C3-1

As at September 30, 2008 (REVISED)

Computation of Net Capital

Total Stockholders' Equity - Exhibit A	$494,321
Subordinated debt	-0-
	494,321
Less: Non-allowable assets	117,419
Net Capital	$376,902

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 5,000
Minimum Dollar Net Capital Requirement	$ 36,655
Excess Net Capital	$340,247
Percentage of Aggregate Indebtedness to Net Capital	146%

The accompanying notes to financial statements are an integral part of this report.

QUATTRO M SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2008 (REVISED)

Note 1 - Date of Incorporation - The Corporation was incorporated in New York on December 5, 1994 under the name of Quattro M Securities, Inc. The Corporation conducts a stock brokerage business on the floor of the New York Stock Exchange and from offices at 2 White Birch Road, Pound Ridge, NY 10576. In connection with the firm's stock brokerage business, it receives income from floor brokerage and commissions on customers' accounts. All customer transactions are cleared through FORTIS CLEARING AMERICAS LLC 695, on a fully disclosed basis.

Note 2 - Commitments and contingencies -- The Corporation leases a NYSE Membership and is responsible for monthly payments thereon. The Corporation has its corporate offices at 2 White Birch Road, Pound Ridge, New York 10576.

Note 3 - Insurance -- The Corporation maintains renewable Stockholders Blanket Bond as required by the New York Stock Exchange. The Corporation is a member of the Securities Investors Protections Corporation (SIPC).

Note 4 - Net Capital Requirements -- The Corporation is subject to Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the Corporation to maintain minimum dollar net capital of $36,655. At September 30, 2008 the Corporation had net capital of $376,902.

Note 5 - Other Assets - The Corporation is owed commissions from Adler Coleman & Co., in bankruptcy and other non current receivables, of $117,419. No allowance for bad debts is made on this receivable, which is excluded from net capital.

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

December 15, 2008

Securities and Exchange Commission
Office of Filings and Information Systems
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

SEC Mail Processing Section
DEC 29 2008
Washington, DC
111

Attn: Branch of Registration and Examinations

Re: Quattro M. Securities, Inc.
SEC File No. 8-48629

Gentlemen:

Enclosed are the following revisions to the certified Form X-17A-5 Part III together with the annual audited report for the year ended September 30, 2008.

1) Rule 418.15 statement signed by 2 officers of the firm.
2) Schedule 1 with revised items (i) Minimum Dollar Net Capital Requirement and (ii) Excess Net Capital.
3) Notes to financial statements Note 4 revised.

Kindly acknowledge receipt hereof by signing the duplicate copy of this letter and returning it in the envelope provided.

Very truly yours,

SIDNEY W. AZRILIANT, CPA, PC

Sidney W. Azriliant

SWA:la
Enclosures
cc: Quattro M Securitites, Inc.

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